Description of
               Issuance, Transfer, and Redemption Procedures
                           for Policies Pursuant to
                           Rule 6e-3(T)(b)(12)(iii)


This document sets forth the administrative procedures that will be followed by The Union Central Life Insurance Company ("Union Central") in connection with the issuance of certain of its individual flexible premium variable universal life insurance policies (the "policies") issued through Carillon Life Account (the "Separate Account"), the transfer of assets held under the policies, and the redemption of interests in policies.

I.    PROCEDURES RELATING TO ISSUANCE AND PURCHASE OF THE POLICIES

      A.    Offering of the Policy
            ----------------------
     The policy is offered only to individuals ("owners") who satisfy certain suitability standards. The policy may be purchased to acquire insurance on the life of a person (an "insured") in whom the owner has an insurable interest. Union Central requires satisfactory evidence of the insured's insurability, which may include a medical examination of the insured. The available issue ages are 0 through 75. Age is determined on the insured's age as of the birthday nearest the policy date.

      The minimum specified amount is $50,000. The specified amount is a dollar amount used to determine the death benefit under a policy.

      Acceptance of an application depends on Union Central's underwriting rules, and Union Central reserves the right to reject an application for any reason.

     If a policy has more than one owner (joint owners), then any transaction under the policy except for telephone transfers of account value will require the authorization of all owners.

B.  Cost of Insurance Charges Structure, Payments and Underwriting Standards
    ------------------------------------------------------------------------
   Union Central places the insured in a rate class when the policy is issued, based on Union Central's underwriting of the application.
This original rate class applies to the initial specified amount.


      The current cost of insurance charge rate for a policy is based on the age at issue, sex, and rate class of the insured, and on the policy year, and therefore varies from time to time. Different current cost of insurance rates apply to policies with a specified amount under $250,000 than to policies with a specified amount of $250,000 or more. Union Central currently places insureds in the following rate classes, based on underwriting:
Standard Tobacco (ages 0-75); Standard Nontobacco (ages 20-75), or Preferred (ages 20-70). The preferred class is available only under policies with specified amounts of $100,000 or more. Insureds may also be placed in a substandard rate class, which involves a higher mortality risk that the standard tobacco or standard nontobacco classes.


      Union Central guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the policies.
The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker
 Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

      Union Central's current cost of insurance rates may be less than the guaranteed rates that are set forth in the policy. Current cost of insurance rates will be determined based on Union Central's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience.
These rates may change from time to time.

      Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco class are equal to or lower than guaranteed rates for an insured of the same age and sex in a standard tobacco class. Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco or tobacco class are generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.


      The cost of insurance rates for the policy will not be the same for all owners. Insurance is based on the principle of pooling and distribution of mortality risks which assumes that each owner is charged a cost of insurance commensurate with the insured's mortality risk as actually determined, reflecting factors such as age, sex, health, and underwriting method. A uniform cost of insurance charge for all insureds would discriminate unfairly in favor of those insureds representing higher risks. Although there will be no uniform cost of insurance charges for all insureds, for a given specified amount there will be a uniform cost of insurance charge for all insureds of the same issue age, sex, policy duration and underwriting classification.


      If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental and/or rider benefits, and if the misstatement becomes known during the lifetime of the insured, then policy values will be adjusted to those based on the correct monthly deductions (reflecting the correct age or sex) since the policy date. If the policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun on such date, and notification will be sent to the owner at least 61 days prior to the end of the grace period. See "Policy Termination and Grace Period," below.

      The policy provides coverage on an insured named under the policy and a Death Benefit payable upon the death of the insured. The policy will remain in force as long as the policy's cash surrender value is sufficient to cover the charges due.
  Union Central guarantees that a policy will remain in force during the minimum guaranteed period, regardless of the sufficiency of the cash surrender value, if the sum of the premiums paid to date, less any partial cash surrenders and policy debt equals or exceeds the minimum monthly premium (shown in the policy) multiplied by the number of complete policy months since the policy date, including the current policy month. The minimum guaranteed period is three years following the policy date. An extended minimum guaranteed period may be available under a Guaranteed Death Benefit Rider.

      The minimum monthly premium is calculated for each policy based on the age, sex and rate class of the insured, the requested specified amount and any supplemental and/or rider benefits. The minimum monthly premium may change due to changes made during a minimum guaranteed period to the specified amount, the death benefit option, ratings, and supplemental and/or rider benefits. Union Central will notify the owner of any increase in the minimum monthly premium.

      On or after one year from the policy date, the owner may request a change in the specified amount, by notice to Union
Central, subject to the following rules. If a change in the specified amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify the policy as a life insurance contract, Union
Central will refund promptly to the owner the amount of such excess above the premium limitations.

      The minimum amount of any decrease in specified amount is $5,000, and any decrease in specified amount will become effective on the monthly date next following the date that notice requesting the decrease is received and approved by Union Central. Union
Central reserves the right to decline a requested decrease in the specified amount if compliance with the guideline premium limitations under current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to the owner would have to be made from the accumulated value for compliance with the guideline premium limitations, and the amount of such payments would exceed the cash surrender value under the policy.

      Any increase in the specified amount must be at least $5,000 (unless the increase is effected pursuant to a rider providing for automatic increases in specified amount), and an application must be submitted. Any increase that is not guaranteed by rider will require satisfactory evidence of insurability and must meet Union Central's underwriting rules. The increase in specified amount will become effective on the monthly date next following the date the request for the increase is received and approved, and the account value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in specified amount.

      Union Central will determine a cost of
insurance rate for increases in coverage based on the age of the insured at the time of the increase. The following rules will apply for purposes of determining the risk amount for each rate.

      When an increase in specified amount
is requested, Company conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, then the rate class for the increase will also be applied to the initial specified amount. If the rate class for the increase has higher cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in specified amount, and the original rate class will continue to apply to the initial specified amount.

      Union Central does not conduct underwriting for an increase in specified amount if the increase is requested by exercising an option to increase the specified amount automatically, without underwriting. In such case, the insured's rate class for an increase will be the class in effect when the guaranteed option rider was issued.

      For purposes of determining the risk
amount associated with a specified amount, Union Central will attribute the account value solely to the initial specified amount unless the account value exceeds the initial specified amount.
If the account value exceeds the initial specified amount, the excess will be considered attributable to the increases in specified amount in the order of the increases. If there is a decrease in specified amount after an increase, a decrease is applied first to decrease any prior increases in specified amount, starting with the most recent increase and then each prior increase.

      The policy will be offered and sold
pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws. Where state insurance laws prohibit the use of actuarial tables that distinguish between men and women in determining premiums and policy benefits for their insured residents, Union Central will comply.

      C.    Application and Payment Processing
            ----------------------------------
      To purchase a policy, an application must be completed and submitted through an authorized Union Central agent. There is no minimum initial premium payment. An owner's policy coverage will become effective on the policy date. If an initial premium payment is submitted with the application, then the policy date is generally the date of approval of the owner's application. If the application is not accompanied by an initial premium payment, then the policy date will generally be the valuation date on which the initial premium payment is received by Union
Central and the initial net premium is credited to the policy. A valuation date is each day on which both the New York Stock Exchange and Union Central are open for business.


      As provided for under state insurance law, the owner, to preserve insurance age, may be permitted to backdate the policy. In no case may the policy date be more than six months prior to the date the application was completed.
Charges for the monthly deduction for the backdated period are deducted on the issue date.
Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with Union Central's underwriting rules, temporary life insurance coverage may not exceed $500,000 and will not remain in effect for more than sixty (60) days.


      The initial net premium will be credited to the policy on the policy date. For backdated policies, the initial net premium will be credited on the issue date. Planned periodic premiums and unscheduled premiums that are not underwritten will be credited to the policy and the net premiums will be invested as requested on the valuation date they are received by the home office. If an additional premium payment is rejected, Union Central will return the premium payment promptly, without any adjustment for investment experience.

      The policy date is the date from which
policy months, years, and anniversaries are measured. A policy month is each one-month period beginning with a monthly date and ending with the day immediately preceding the next following monthly date. The monthly date is the same day as the policy date for each succeeding month. The monthly deduction is deducted on each monthly date.

      A policy year is each period of twelve
months commencing with the policy date and ending immediately preceding the first annual date, or any following year commencing with an annual date and ending immediately preceding the next annual date. The annual date is the same day in each policy year as the policy date.

      The issue date is the date from which
the suicide and contestable periods start. It is shown in the policy, and is the date that the policy is issued.

      D.    Allocation of Net Premiums
            --------------------------
      On the policy date, the account value is equal to the initial net premium credited
(initial premium payment less the premium expense charge), less the monthly deduction made as of the policy date. On each valuation date thereafter, the account value is the sum of the variable account, the guaranteed account, and the loan account. The account value will vary to reflect the performance of the subdivisions to which amounts have been allocated, interest credited on amounts allocated to the guaranteed account, interest credited on amounts in the loan account, charges, transfers, partial cash surrenders, loans and loan repayments. The cash surrender value is cash value minus any outstanding policy debt.
Cash value is account value minus any
applicable surrender charge.

      When applying for a policy, the owner
selects a plan for paying level premium
payments at specified intervals, e.g., quarterly, semi-annually or annually, until the maturity date. If the owner elects, Union Central will also arrange for payment of planned period premiums on a monthly basis under a pre-authorized payment arrangement. The owner is not required to pay premium payments in accordance with these plans; rather, the owner can pay more or less than planned or skip a planned periodic premium entirely. Currently, there is no minimum amount for each premium. Union Central may establish a minimum amount 90 days after Union Central sends the owner a written notice of such increase. Subject to certain limits (described below), the owner can change the amount and frequency of planned periodic premiums whenever the owner wishes by sending notice to the home office.
However, Union Central reserves the right to limit the amount of a premium payment or the total premium payments paid.

      In the application, the owner specifies
the percentage of a net premium to be allocated to each subdivision and to the guaranteed account.
Net premiums will generally be allocated to the subdivisions and to the guaranteed account on the valuation date that Union Central receives them in accordance with the allocations specified in the application or subsequent notice.


      Union Central will allocate all net
premiums received before the end of the "free look" period (including the initial net premium) to the subdivision corresponding to the Scudder Money Market Portfolio. After the end of the "free look" period, the account value will be allocated to the subdivisions and to the guaranteed account based on the premium payment allocation percentages in the application.
For this purpose, the end of the "free
look" period is deemed to be 25 days after the date the policy is issued and mailed to the owner's Union Central agent for delivery.


      The net premium allocation percentages
specified in the application will apply to subsequent premium payments until the owner changes the percentages. The minimum allocation percentage that an owner may specify for a subdivision or the guaranteed account is 5%, and allocation percentages must be whole numbers.
The sum of allocations must equal 100%.
Union Central reserves the right to limit the number of subdivisions to which account value may be allocated. An owner can change the allocation percentages at any time, subject to the rules below, by sending notice to the home office. The change will apply to all premium payments received with or after receipt of the owner's notice.


      Any premium payment that is underwritten will be allocated to the subdivision corresponding to the Scudder Money Market
Portfolio until underwriting has been completed and the premium payment has been accepted.
When accepted, the account value allocated to the subdivision corresponding to the Scudder
Money Market Portfolio and attributable to the resulting net premium will be credited to the policy and allocated in accordance with the owner's instructions.


      E.    Additional Payments
            -------------------
      Additional unscheduled premium payments
can be made at any time while the policy is in force. Premium payments after the initial premium payment must be made to the home office.

      Union Central has the right to limit
the number and amount of such premium
payments. Total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. Union Central will promptly refund any portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance.

      Union Central reserves the right to reject any requested increase in planned periodic premiums, or any unscheduled premium. Union Central also reserves the right to require satisfactory evidence of insurability prior to accepting any premium which increases the risk amount of the policy. No premium payment will be accepted after the maturity date.

      The owner may specify that a specific
unscheduled premium payment is to be applied as a repayment of policy debt, if any.

      The payment of premiums may cause a policy to be a modified endowment contract under the Internal Revenue Code. If acceptance of a premium paid would, in Union
Central's view, cause the policy to become a Modified Endowment Contract, then to the extent feasible Union Central will not accept that portion of the premium that would cause the policy to become a Modified Endowment
Contract unless the owner confirms in writing the owner's intent to convert the policy to a Modified Endowment Contract. Union Central may return that portion of the payment pending receipt of instructions from the owner.

      F.    Policy Termination and Grace Period
            -----------------------------------
      The policy terminates at the earliest of the end of the grace period, the surrender of the policy by the owner, the maturity date of the policy, or the fulfillment of Union Central's obligations under the policy (i.e., payment of the death benefit proceeds).

      If the cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date and the minimum guaranteed period is not in effect, the policy will be in default. In addition, if on a monthly date the cash value less any policy debt (the cash surrender value) exceeds the amount of the monthly deduction due for the following policy month, the policy will be in default. An owner, and any assignee of record, will be sent notice of the default.

      If a policy goes into default, the owner will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period or a sufficient amount to avoid termination of the policy due to excessive loans. Union Central will send notice of the amount required to be paid during the grace period ("grace period premium payment") to the owner's last known address and the address of any assignee of record. The grace period will begin when the notice is sent. An owner's policy will remain in effect during the grace period. If the insured should die during the grace period and before the grace period premium payment is paid, the death benefit proceeds will still be payable to the beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the insured's death (and for any policy debt). If the grace period premium payment has not been paid before the grace period ends, the policy will lapse. It will have no value and no benefits will be payable.

      The maturity date is the date when insurance coverage under the policy terminates and the maturity benefit is paid. It is generally the insured's 100th birthday, and is shown in the policy. The maturity benefit is equal to the cash surrender value on the maturity date.


      G.    Reinstatement of a Policy Terminated for Insufficient Values
            ------------------------------------------------------------

      The policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including the payment of a necessary premium payment and submission of satisfactory evidence of insurability.

      H.    Repayment of Loan
            -----------------
      An owner may repay all or part of policy debt at any time while the insured is living and the policy is in force. Loan repayments must be sent to the home office and will be credited as of the date received.
The owner may give Union Central notice that a specific unscheduled premium made while a loan is outstanding is to be applied as a loan repayment.
When a loan repayment is made, account
value in the loan account in an amount equivalent to the repayment is transferred from the loan account to the subdivisions and the guaranteed account. Amounts will be transferred to the subdivisions and the guaranteed account in accordance with the owner's current net premium allocation instructions.

      I.    Policy Riders
            -------------

      Supplemental and/or rider benefits may be available and, if so, may be added to the policy. Monthly charges for these benefits and/or riders, if any, will be deducted from the account value as part of the monthly deduction.
The supplemental and/or rider benefits
available with the policies provide fixed benefits that do not vary with the investment experience of the separate account. The following supplemental and/or rider benefits may be available: Term Insurance Rider for Other
Insured Persons; Scheduled Increase Option
Rider for the Insured; Guaranteed Death Benefit
Rider; Cost of Living Rider for the Insured;
Guaranteed Insurability Option Rider;
Accidental Death Benefit Rider; Total Disability
Benefit Rider - Waiver of Monthly Deduction;
Total Disability Benefit Rider - Policy
Continuation to Maturity Date Not Guaranteed;
Children's Insurance Rider; and Insurance
Exchange Rider.  An Accelerated Benefit
Rider may become available in the future.

      The Insurance Exchange Rider provides
the right to exchange the policy for a new policy on the life of a substitute insured.
Exercise of the right is subject to satisfactory evidence of insurability of the substitute insured, and may result in a cost or credit to the owner. The new policy can be any adjustable life insurance policy issued by Union Central at the time the exchange privilege is exercised.
The policy date for the new policy will
generally be the same as the policy date of the exchanged policy; the issue date for the new policy will be the date of exchange. The initial cash value under the new policy will be the same as the cash value of the policy on the date of the exchange. There is no cost for this rider, and there are no charges or other fees imposed under the policy or the new policy at the time of the exchange. For purposes of calculating any surrender charges subsequently imposed on the policy acquired by exchange, Union Central takes into account the number of policy years that the policy, and the policy acquired by exchange, have been in force.


      Additional rules and limits apply to
these supplemental and/or rider benefits, and are set forth in the applicable endorsement or rider.

II.   TRANSFERS AMONG INVESTMENT DIVISIONS

      Several subdivisions of the Separate Account are available for allocation of Net
Premiums paid under the policy, subject to certain limitations set forth in the policy. Each subdivision of the Separate Account invests its assets in shares or units of an underlying portfolio. Available subdivisions of the
Separate Account invest in portfolios of Carillon
Fund, Inc., Scudder Variable Life Investment Fund,
TCI Portfolios, Inc., and MFS Variable
Insurance Trust (together, the "Funds").
All Funds are registered under the Investment
Company Act of 1940 as an open-end management investment company.

      After the free-look period and prior
to the maturity date, the owner may transfer all or part of the account value (except the loan account) from subdivisions investing in one portfolio to other subdivision(s) or to the guaranteed account, or transfer a part of an amount in the guaranteed account to the subdivision(s), subject to the following restrictions. The minimum transfer amount is the lesser of $100 or the entire amount in that subdivision or the guaranteed account. A transfer request that would reduce the amount in a subdivision or the guaranteed account below $25 will be treated as a transfer request for the entire amount in that subdivision or the guaranteed account.
With the exception of the Conversion Right
(described below), Union Central reserves the right to limit the number or frequency of transfers permitted in the future.

      Union Central will make the transfer
as of the end of the valuation period during which Union Central receives notice requesting such transfer. Currently, there is no limit on the number of transfers that can be made between subdivisions or to the guaranteed account.
However, transfers from the guaranteed account during any policy year are limited to an amount equal to 20% of the account value in the guaranteed account on the annual date at the beginning of such policy year. Currently, Union Central assesses a transfer charge equal to $10 for each transfer during a policy year in excess of the first twelve transfers. (Union
Central reserves the right to decrease or eliminate the number of free transfers; in addition, the transfer charge may be increased, but is guaranteed not to exceed $15 per transfer.) The transfer charge will be deducted from the subdivisions or the guaranteed account from which the requested transfer is being made, on a pro-rata basis.

      Telephone transfers will be based
upon instructions given by telephone, provided the appropriate election has been made at the time of application or proper authorization has been provided to Union Central. Union Central reserves the right to suspend telephone transfer privileges at any time, for any reason, if Union Central deems such suspension to be in the best interests of owners.

      During the first twenty-four policy
months following the issue date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, the owner may exercise a one-time Conversion Right by requesting that all or a portion of the variable account be transferred to the guaranteed account. Exercise of the Conversion Right is not subject to the transfer charge. Following the exercise of the Conversion Right, net premiums may not be allocated to the subdivisions of the variable account, and transfers of account value to the subdivisions will not be permitted. The other terms and conditions of the policy will continue to apply.

      Transfers may also be effected pursuant
to any Dollar Cost Averaging Plan, Portfolio
Rebalancing Plan, or Earnings Sweep Plan as elected by the owner from time to time and as described in the current prospectus for the policies.


III.  REDEMPTION PROCEDURES, SURRENDER AND RELATED TRANSACTIONS

      A.    Surrender for Cash Surrender Value
            ----------------------------------
      An owner may surrender the policy at any time for its cash surrender value by submitting notice to the home office. Union Central may require return of the policy. A surrender charge may apply. A surrender request will be processed as of the date the surrender notice and all required documents are received. Payment will generally be made within seven calendar days. The cash surrender value may be taken in one lump sum or it may be applied to a payment option acceptable to the owner and to Union Central. An owner's policy will terminate and cease to be in force if it is surrendered. It cannot later be reinstated.


      Union Central will make the payment of
the cash surrender value out of its general account and, at the same time, transfer assets from the Separate Account to its general account in an amount equal to the sum of account value (applicable to the policy) held in each subdivision of the Variable Account.


      B.    Death Claims
            ------------
      The death benefit proceeds are equal
to the sum of the death benefit under the death benefit option selected, calculated on the date of the insured's death, plus any supplemental and/or rider benefits, minus any policy debt on that date. If the date of death occurs during a grace period, the death benefit proceeds are the death benefit immediately prior to the start of the grace period, minus policy debt and minus any past due monthly deductions. If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental and/or rider benefits, and if the misstatement becomes known after the death of the insured, then the death benefit under the policy or such supplemental and/or rider benefits will be adjusted to the correct amount (reflecting the correct age or sex) for the monthly deduction made for the month in which death occurred.

      If part or all of the death benefit is
paid in one sum, Union Central will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the insured's death to the date of payment.

      Union Central will usually pay the death benefit proceeds to the beneficiary within seven days after receipt at its Home Office of due proof of death of the insured and all other requirements necessary to make payment.
The death benefit payable will be calculated as of the date of death of the insured.

      The Death Benefit payable depends on
the death benefit option in effect on the date of death. Subject to certain conditions, owners may change the death benefit option. Under
Option A, the death benefit is the greater of the specified amount, which includes the account value, or the Applicable Percentage of account value on the date of the insured's death.
Under Option B, the death benefit is the greater of the specified amount plus the account value on the date of death, or the Applicable
Percentage of the account value on the date of the insured's death.

      The "Applicable Percentage," which is
based on Internal Revenue Code requirements, is 250% when the insured has attained age 40 or less, and decreases each year thereafter to 100% when the insured has attained age 95.
A table showing the Applicable Percentages for Attained Ages 0 to 95 is set forth in the policy.

      On or after one year from the policy
date, the owner may change the death benefit option on the policy, by notice to Union Central, subject to the following rules. After any change, the specified amount must be at least
$50,000. The effective date of the change will be the monthly date next following the day that Union Central receives and accepts notice of the request for change. Union Central may require satisfactory evidence of insurability.

      When a change from Option A to Option B is made, the specified amount after the change is effected will be equal to the specified amount before the change less the account value on the effective date of the change.
When a change from Option B to Option A is made, unless requested by notice to Union Central, the specified amount after the change will be equal to the specified amount before the change is effected and the death benefit will be reduced by the account value on the effective date of the change.

      Union Central will make payment of
the death benefit proceeds out of its general account and, at the same time, will transfer the account value applicable to the policy out of the Separate Account to the general account.

      C.    Policy Loan
            -----------
      After the first policy year and while
the insured is living, provided the policy is not in the grace period, the owner may borrow against the policy at any time by submitting notice to the home office. The minimum amount of any loan request is $500. The maximum loan amount is equal to the sum of 90% of the variable account, plus 100% of the guaranteed account, less any surrender charges that would be applicable on the effective date of the loan, less loan interest to the annual date.
Outstanding loans reduce the amount available for new loans. Loans will be processed as of the date the loan notice is received and approved.
Loan proceeds generally will be sent to the owner within seven calendar days.


      Each year Union Central will set the
annual loan interest rate. The rate will never be more than the maximum permitted by law, and will not be changed more frequently than once per year. The rate for a policy year may not exceed the greater of (i) the Published
Monthly Average for the calendar month ending two months before the annual date at the beginning of the policy year; or (ii) the guaranteed minimum interest rate applicable to the guaranteed account, plus 1.0%. The Published
Monthly Average means Moody's Corporate
Bond Yield Average - Monthly Average Corporates, as published by Moody's Investor
Service, Inc., or any successor to that
service; or if the average is no longer published, a substantially similar average, established by regulation issued by the insurance supervisory official of the state in which the policy is delivered.


      If the maximum annual loan interest
rate for a policy year is at least 0.5% higher than the rate set for the previous policy year, Union Central may increase the rate to no more than that limit. If the maximum limit for a policy year is at least 0.5.% lower than the rate set for the previous policy year, Union Central will reduce the rate to at least that limit.

      Union Central will notify owners of the
initial rate of interest when a loan is made.
Union Central will notify the owner at least thirty days in advance of any increase in the annual loan interest rate applicable to any outstanding loan.

      Interest is due and payable at the end
of each policy year while a loan is outstanding.
If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the outstanding loan.

      Outstanding loans (including unpaid
interest added to the loan) plus accrued interest not yet due equals the policy debt.

      When a policy loan is made, an amount
sufficient to secure the loan is transferred out of the variable account and the guaranteed account and into the policy's loan account.
Thus, a loan will have no immediate effect on the account value, but other policy values, such as the cash surrender value and the death benefit proceeds, will be reduced immediately by the amount transferred to the loan account.
This transfer is made against the account value in each subdivision and the guaranteed account in proportion to the account value in each on the effective date of the loan, unless the owner specifies that transfers be made from specific subdivisions. An amount of account value equal to any due and unpaid loan interest which exceeds interest credited to the loan account will also be transferred to the loan account on each annual date. Such interest will be transferred from each subdivision and the guaranteed account in the same proportion that account value in each subdivision and the guaranteed account bears to the total unloaned account value.


      The loan account will be credited with
interest at an effective annual rate of not less than the annual loan interest rate, less 1.25%
during the first ten policy years, and 0.50% thereafter. Thus, the maximum net cost of a loan per year is 1.25% during the first ten policy years, and 0.50% thereafter (the net cost of a loan is the difference between the rate of interest charged on policy loans and the amount credited on the equivalent amount held in the loan account). Union Central will determine the rate of interest to be credited to the loan account in its sole discretion, and the rate may change from time to time.


      D.    Partial Withdrawals
            -------------------
      An owner may make partial cash
surrenders under the policy at any time subject to the conditions below. An owner must submit notice to the home office. Each partial cash surrender must be at least $500. The partial surrender amount may not exceed the cash surrender value. There is no fee or charge imposed on a partial cash surrender. As of the date Union Central receives notice of a partial cash surrender request, the cash value will be reduced by the partial cash surrender amount.

      Unless the owner requests that a partial cash surrender be deducted from specified subdivisions, the partial cash surrender amount will be deducted from account value in the subdivisions and in the guaranteed account pro-rata in proportion to the account value in each.

      If death benefit Option A is in effect,
Union Central will reduce the specified amount by the partial cash surrender amount. Union
Central may reject a partial cash surrender request if the partial cash surrender would reduce the specified amount below $50,000, or if the partial cash surrender would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Union Central.

      Partial cash surrender requests will be
processed as of the date notice is received by Union Central, and generally will be paid within seven calendar days.

      E.    Monthly Charges
            ---------------

      On each monthly date, Union Central
will deduct from the account value the monthly deductions due, commencing as of the policy date.
An owner's policy date is the date used
to determine the applicable monthly date.
The monthly deduction consists of (1) cost of insurance charges ("cost of insurance charge"),
(2) the monthly administrative charge (the
"administrative charge"), and (3) any charges for supplemental and/or rider benefits
("supplemental and/or rider benefit charges").
The monthly deduction is deducted from the subdivisions of the Variable Account and from the guaranteed account pro rata on the basis of the portion of account value in each.